EXPENSE LIMIT AGREEMENT

Expense Limit Agreement made as of September 15, 2020, between Amundi Pioneer Asset Management, Inc. (“Amundi Pioneer”) and Pioneer MAP – High Income Municipal Fund (the “Fund”), a series of Pioneer Series Trust XII (the “Trust”).

This will confirm the agreement between Amundi Pioneer and the Trust as follows:

SECTION 1    Limitations. Amundi Pioneer agrees to waive or reimburse all of the Fund’s Ordinary Operating Expenses (as defined below), including, to the extent the Fund invests all of its investable assets in an underlying fund, the Fund’s allocated share of the fees and expenses of the underlying fund.

SECTION 2    Amendment or Termination of Expense Limits. Amundi Pioneer may terminate or modify these expense limitations only in accordance with this Agreement. Amundi Pioneer agrees that the expense limitations shall continue in force until the date set forth in Annex A; provided, that Amundi Pioneer may extend a date reflected in Annex A from time to time.

SECTION 3    Termination of Expense Reimbursement Provisions. Notwithstanding anything to the contrary in any predecessor to this Agreement, Amundi Pioneer agrees that it shall not be entitled to be reimbursed for any expenses that Amundi Pioneer has waived or limited.

SECTION 4    Ordinary Operating Expenses. For purposes of this Agreement, Ordinary Operating Expenses means all expenses of the Fund other than taxes, brokerage commissions, acquired fund fees and expenses (for the avoidance of doubt, the term “acquired fund fees and expenses” shall not include allocated fees and expenses of an underlying fund as provided in Section 1), and extraordinary expenses, such as litigation.

SECTION 5    Governing Law. This Agreement shall be governed by the laws of the State of Delaware.

SECTION 6    Existing Agreements Superseded. To the extent that this Agreement provides for expense limit arrangements for the Fund to which an existing expense limit agreement relates (an “Existing Agreement”), this Agreement shall supersede and replace the Existing Agreement.

In witness whereof, the parties hereto have caused this Agreement to be signed as of the 15th day of September, 2020.

Pioneer Series Trust XII

By:
Name:	Lisa M. Jones
Title:	President

AMUNDI PIONEER ASSET MANAGEMENT, INC.

By:
Name:	Gregg M. Dooling
Title:	Chief Financial Officer

Annex A

Expiration

January 1, 2022